February 23, 2007

By International mail and facsimile to 011-353-1-668-6722

Mr. John O'Donnell
Group Finance Director
Allied Irish Banks, p.l.c.
Bankcentre, Ballsbridge
Dublin 4, Ireland

**Re: Allied Irish Banks, p.l.c.
          Form 20-F filed May 25, 2006
          File No. 001-10284**

Dear Mr. O'Donnell:

We have reviewed your response letter dated January 23, 2007 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision in future filings is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 20-F for the fiscal year ended December 31, 2005
Consolidated Financial Statements

Note 12. Construction contract income, page 115

1.   We note your responses to comments 7 and 8 from our letter dated December 29, 2006 as well as your disclosures on pages 7, 24, 96, and 160 of the filing. While we do not object to the manner in which you have accounted for the linked sale and leaseback and construction contract transactions, we believe that the specifics of these transactions should be more fully disclosed in your filing. Please revise the financial statement footnotes in future filings beginning with your Form 20-F for the year ended December 31, 2006 to clearly describe how you have applied your accounting policies to these transactions. For example, please clearly describe how and why the two transactions are considered "linked" under SIC 27. Your revised disclosures should also explain that you have recognized profit from the sale of the land over the term of the construction contract on a percentage of completion basis.

Note 21. Adjusted earnings per share, page 124

2.   We are considering your response to comment 10 from our letter dated December 29, 2006 and may have further comment.

Note 55. Summary of significant differences between International and United States accounting principles

Accounting for Investment in M&T Bank, page 160

3.   We note your response to comment 15 from our comment letter dated December 29, 2006. Please revise future filings beginning with your Form 20-F for the year ended December 31, 2006 to more fully describe and quantify differences in US GAAP accounting policies for Allied Irish Bank as compared to M&T to extent material.

Loan Impairment, page 166

4.   We note your response to comment 20 from our comment letter dated December 29, 2006. We also note your disclosures on page 77 which indicate that in order to comply with IFRS, you have made a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to AIB's loan portfolio.

        Your response and disclosures seem to indicate that the resulting adjustments to your provision represent a change in accounting principle for IFRS, but a change in accounting estimate for US GAAP. However, it appears that if you are recording such an adjustment upon the implementation of IFRS due to this change in accounting principle, and if IFRS and US GAAP are considered to be equivalent with respect to this issue, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle. SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance. Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide for Depository and Lending Institutions and EITF D-80, has not recently changed. Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years.

        Please tell us:

        •   How you concluded that the additional enhancements you made to your process, as outlined in your response to prior comment 4 of our letter dated June 30, 2006, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

- In a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

- How you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant